                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                         ------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 63

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   38141G 10 4
                                   -----------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                          -----------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 March 20, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

CUSIP NO. 38141G 10 4                  13D

1.    NAMES OF REPORTING PERSONS:

      Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      As to a group consisting solely of Covered Persons(1)             (a) [x]
      As to a group consisting of persons other than Covered Persons    (b) [x]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS:

      OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      [ ]
      ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
   NUMBER OF     7.    SOLE VOTING POWER:
    SHARES
 BENEFICIALLY          0
   OWNED BY      ---------------------------------------------------------------
     EACH        8.    SHARED VOTING POWER (See Item 6)
  REPORTING            (Applies to each person listed on Appendix A.)
    PERSON
     WITH              29,835,420 Voting Shares(2) held by Covered Persons
                       9,245 Shared Ownership Shares held by Covered Persons(3)
                       19,171,115 Sixty Day Shares held by Covered Persons(4)
                       2,346,223 Other Shares held by Covered Persons(5)
                 ---------------------------------------------------------------
                 9.    SOLE DISPOSITIVE POWER (See Item 6)

                       As to Voting Shares, less than 1%
                       As to Shared Ownership Shares, Sixty Day Shares
                       and Other Shares, 0
                 ---------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER (See Item 6):

                       As to Voting Shares, 0
                       As to Shared Ownership Shares, less than 0.01%
                       As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      51,362,003
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.37%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts
--------------------------------------------------------------------------------

----------
1     For a definition of this term, please see Item 2.

2     For a definition of this term, please see Item 6.

3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

5 "Other Shares" include: (i) 520,223 shares of Common Stock held by 31 private charitable foundations established by 28 Covered Persons; (ii) 1,825,709 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 291 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

         ITEM 1                                    ITEM 6
                                                CITIZENSHIP
NAMES OF REPORTING PERSONS       (UNITED STATES UNLESS OTHERWISE INDICATED)
--------------------------       ------------------------------------------
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                    Pakistan
Yusuf A. Aliredha                Bahrain
Philippe J. Altuzarra            France
John A. Ashdown                  UK
Akio Asuke                       Japan
Neil Z. Auerbach
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                 Morocco
Milton R. Berlinski              The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Lloyd C. Blankfein
Dorothee Blessing                Germany
Charles W.A. Bott                UK
Craig W. Broderick
Richard J. Bronks                UK
Richard M. Campbell-Breeden      UK
Gerald J. Cardinale
Mark M. Carhart
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Amy L. Chasen
Andrew A. Chisholm               Canada
Robert J. Christie
Jane P. Chwick
Kent A. Clark                    Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Thomas G. Connolly               Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                    UK
Edith W. Cooper
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna               Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                  Canada
Matthew H. Cyzer                 UK
Michael D. Daffey                Australia
John S. Daly                     Ireland
Stephen D. Daniel                Canada
Diego De Giorgi                  Italy
Michael G. De Lathauwer          Belgium
Francois-Xavier de Mallmann      France/Switzerland
Daniel L. Dees
Mark Dehnert
James Del Favero                 Australia
Juan A. Del Rivero               Spain
Martin R. Devenish               UK
Salvatore Di Stasi               Italy
Armando A. Diaz
Alexander C. Dibelius            Germany
Simon P. Dingemans               UK
Joseph P. DiSabato
Suzanne O. Donohoe
Jay S. Dweck
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                   France
Glenn P. Earle                   UK
Kenneth M. Eberts III
Paul S. Efron
Edward K. Eisler                 Austria
Kathleen G. Elsesser
Michael P. Esposito
J. Michael Evans                 Canada
Fenglei Fang                     China
Elizabeth C. Fascitelli
Steven M. Feldman
Stephen C. Fitzgerald            Australia
Pierre-Henri Flamand             France
Edward C. Forst
Christopher G. French            UK
Richard A. Friedman
Robert K. Frumkes
Enrico S. Gaglioti
James R. Garvey                  Ireland
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Justin G. Gmelich

         ITEM 1                                    ITEM 6
                                                CITIZENSHIP
NAMES OF REPORTING PERSONS       (UNITED STATES UNLESS OTHERWISE INDICATED)
--------------------------       ------------------------------------------
Richard J. Gnodde                Ireland/South Africa
Jeffrey B. Goldenberg
James S. Golob
Gregg A. Gonsalves
Andrew M. Gordon
William M. Grathwohl
Stefan Green                     Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                     India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                  Japan
A. John Hass
Keith L. Hayes                   UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Margaret J. Holen
Peter Hollmann                   Germany
Philip Holzer                    Germany
Robert Howard
Zu Liu Frederick Hu              China
Edith A. Hunt
Phillip S. Hylander              UK
Timothy J. Ingrassia
Raymond J. Iwanowski
William L. Jacob III
Adrian M. Jones                  Ireland
Robert C. Jones
Scott B. Kapnick
Toshinobu Kasai                  Japan
James C. Katzman
Richard L. Kauffman
Carsten Kengeter                 Germany
Kevin W. Kennedy
Thomas J. Kenny
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                 Japan
Remy Klammers                    France
Peter S. Kraus
Joseph A. LaNasa III
Eric S. Lane
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregg R. Lemkau
Hughes B. Lepic                  France
Johan Leven                      Sweden
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                 UK
Anthony W. Ling                  UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis               UK
Peter B. MacDonald               UK
Mark G. Machin                   UK
John A. Mahoney
Charles G. R. Manby              UK
Robert J. Markwick               UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Jason E. Maynard
Theresa E. McCabe
Ian R. McCormick                 UK
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                 India
Michael R. Miele
Therese L. Miller
Masanori Mochida                 Japan
Philip J. Moffitt                Australia
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
J. Ronald Morgan III
Simon P. Morris                  UK
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani         UK
Donald R. Mullen
Marc O. Nachmann                 Germany

         ITEM 1                                    ITEM 6
                                                CITIZENSHIP
NAMES OF REPORTING PERSONS       (UNITED STATES UNLESS OTHERWISE INDICATED)
--------------------------       ------------------------------------------
Jeffrey P. Nedelman
Duncan L. Niederauer
Suzanne M. Nora Johnson
Anthony J. Noto
L. Peter O'Hagan                 Canada
Terence J. O'Neill               UK
Timothy J. O'Neill
Richard T. Ong                   Malaysia
Taneki Ono                       Japan
Nigel M. O'Sullivan              UK
Fumiko Ozawa                     Japan
Robert J. Pace
Gregory K. Palm
James R. Paradise                UK
Geoffrey M. Parker
Sanjay H. Patel                  India
Henry M. Paulson, Jr.
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Andrea Ponti                     Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                        Canada
John J. Rafter                   Ireland
Charlotte P. Ransom              UK
Joseph Ravitch
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
Michael D. Ryan
Katsunori Sago                   Japan
Pablo J. Salame                  Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                   Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Karen D. Seitz
Lisa M. Shalett
Richard S. Sharp                 UK
David G. Shell
Richard G. Sherlund
Michael S. Sherwood              UK
Ravi M. Singh
Ravi Sinha                       India/USA
Edward M. Siskind
Jeffrey S. Sloan
Sarah E. Smith                   UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                    Taiwan
Gene T. Sykes
Shahriar Tadjbakhsh
Greg W. Tebbe
Roland W. Tegeder                Germany
David H. Tenney
Massimo Tononi                   Italy
Mark J. Tracey                   UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse                     Hong Kong
Eiji Ueda                        Japan
Kaysie P. Uniacke
Ashok Varadhan
Corrado P. Varoli                Canada
John J. Vaske
David A. Viniar
David H. Voon
John E. Waldron
George H. Walker IV
David M. Weil
Theodor Weimer                   Germany
John S. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Lance N. West
Matthew Westerman                UK
William Wicker
Elisha Wiesel

         ITEM 1                                    ITEM 6
                                                CITIZENSHIP
NAMES OF REPORTING PERSONS       (UNITED STATES UNLESS OTHERWISE INDICATED)
--------------------------       ------------------------------------------
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Tracy R. Wolstencroft
Jon A. Woodruff
W. Thomas York, Jr.
Wassim G. Younan                 Lebanon
Paul M. Young
William J. Young
Paolo Zannoni                    Italy
Yoel Zaoui                       France
Kevin Zhang                      China

Reporting Entities


          ITEM 1              TYPE OF         ITEM 6        NAME OF ESTABLISHING
      NAME OF ENTITY          ENTITY         PLACE OF          COVERED PERSON
                                           ORGANIZATION
-------------------------   -----------   --------------   ---------------------
Anahue Limited              Corporation       Jersey         Andrew A. Chisholm
Bott 2004 Settlement           Trust            UK           Charles W.A. Bott
Campbell-Breeden 2004          Trust            UK               Richard M.
 Settlement                                                   Campbell-Breeden
Devenish 2004 Settlement       Trust            UK           Martin R. Devenish
Dingemans 2004 Settlement      Trust            UK           Simon P. Dingemans
Drayton 2004 Settlement        Trust            UK             Karen R. Cook
French 2004 Settlement         Trust            UK         Christopher G. French
HJS2 Limited                Corporation   Cayman Islands       Hsueh J. Sung
Ling 2004 Settlement           Trust            UK            Anthony W. Ling
Manby 2004 Settlement          Trust            UK           Charles G.R. Manby
Markwick 2004 Settlement       Trust            UK           Robert J. Markwick
O'Neill 2004 Trust             Trust            UK           Terence J. O'Neill
Ransom 2004 Settlement         Trust            UK          Charlotte P. Ransom
RJG Holding Company         Corporation   Cayman Islands     Richard J. Gnodde
Robinelli Limited           Corporation       Jersey         Claudio Costamagna
Sharp 2004 Settlement          Trust            UK            Richard S. Sharp
Sherwood 2004 Settlement       Trust            UK          Michael S. Sherwood
Tracey 2004 Settlement         Trust            UK             Mark J. Tracey
Westerman 2004 Settlement      Trust            UK           Matthew Westerman
Zurrah Limited              Corporation       Jersey             Yoel Zaoui

      This Amendment No. 63 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 63 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

      This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

      (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

      Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

      Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

      (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

      The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

      Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

      (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

      (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

      (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

      The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

      The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

      Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

      For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

      The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

      In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

      In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

      Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

      The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

      The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

      Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

      The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Suzanne M. Nora Johnson and Lloyd C. Blankfein are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

      Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

      Certain Covered Persons have pledged in the aggregate 1,419,847 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

      In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

      GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

      In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

      Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                             Description
-------                             -----------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No.
          005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December
          10, 1999 (incorporated by reference to Exhibit H to Amendment No.
          1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
          005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
          13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Supplemental Registration Rights Instrument, dated as of June 19,
          2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
          005-56295)).

   F.     Power of Attorney (incorporated by reference to Exhibit X to
          Amendment No. 14 to the Initial Schedule 13D, filed March 29,
          2001 (File No. 005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of December
          21, 2000 (incorporated by reference to Exhibit AA to Amendment
          No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File
          No. 005-56295)).

   H.     Supplemental Registration Rights Instrument, dated as of December
          21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

   I.     Supplemental Registration Rights Instrument, dated as of December
          20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

   J.     Form of Written Consent Relating to Sale and Purchase of Common
          Stock (incorporated by reference to Exhibit FF to Amendment No.
          35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
          005-56295)).

   K.     Supplemental Registration Rights Instrument, dated as of December
          19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

   L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed
          June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                                  CONVICTIONS OR        BENEFICIAL
                                                                                   VIOLATIONS OF     OWNERSHIP OF THE
                                                                                 FEDERAL OR STATE     COMMON STOCK OF
                                                                  PRESENT         LAWS WITHIN THE       THE GOLDMAN
       NAME             CITIZENSHIP     BUSINESS ADDRESS         EMPLOYMENT       LAST FIVE YEARS    SACHS GROUP, INC.
---------------------   -----------   -------------------   ------------------   ----------------   ------------------
Steven M. Bunson            USA       85 Broad Street       Managing Director,         None         Less than 1% of
                                      New York, NY          The Goldman Sachs                       the outstanding
                                      10004                 Group, Inc.                             shares of Common
                                                                                                    Stock.

Russell E. Makowsky         USA       85 Broad Street       Managing Director,         None         Less than 1% of
                                      New York, NY          The Goldman Sachs                       the outstanding
                                      10004                 Group, Inc.                             shares of Common
                                                                                                    Stock.

Michael H. Richardson        UK       26 New Street,        Partner,                   None         None
                                      St. Helier, Jersey,   Bedell Cristin
                                      JE4 3RA

Anthony J. Dessain           UK       26 New Street,        Partner,                   None         None
                                      St. Helier, Jersey,   Bedell Cristin
                                      JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)
   AND 2(E).    INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

      None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 19,171,115 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amount given above includes the gross number of shares of Common Stock underlying these options, and is included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because the options represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C).  DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED
            BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
Stuart N. Bernstein              January 10, 2006              500             131.41
Stuart N. Bernstein              January 10, 2006              500             132.00
Richard M. Campbell-Breeden      January 10, 2006            1,110             131.26
Robert J. Christie               January 10, 2006            2,500             131.74
Christopher A. Cole              January 10, 2006            7,896             132.60
Laura C. Conigliaro              January 10, 2006            2,000             131.85
Claudio Costamagna               January 10, 2006            1,127             130.05
Claudio Costamagna               January 10, 2006            2,174             130.11
Randolph L. Cowen                January 10, 2006            5,000             132.31
John S. Daly                     January 10, 2006              500             132.16
Michael G. De Lathauwer          January 10, 2006            2,000             132.00
Alexander C. Dibelius            January 10, 2006            7,600             132.09
HJS2 Limited                     January 10, 2006           10,000             131.00
HJS2 Limited                     January 10, 2006           10,000             132.00
Maykin Ho                        January 10, 2006            2,609             131.80
Philip S. Hylander               January 10, 2006              900             131.80
Philip S. Hylander               January 10, 2006            1,000             131.85
Philip S. Hylander               January 10, 2006            3,400             131.84
Philip S. Hylander               January 10, 2006            4,700             131.83
Joseph A. LaNasa III             January 10, 2006              500             132.54
Sanjeev K. Mehra                 January 10, 2006            2,111             131.79
Jean Raby                        January 10, 2006              700             132.03
Paul M. Russo                    January 10, 2006            1,000             131.45
Ravi M. Singh                    January 10, 2006              153             131.92
Ravi M. Singh                    January 10, 2006            1,000             132.04
Jonathan S. Sobel                January 10, 2006            9,331             131.70
Daniel L. Sparks                 January 10, 2006              408             132.00
Gene T. Sykes                    January 10, 2006           20,000             130.39
John S. Weinberg                 January 10, 2006           25,000             132.00
Elisha Wiesel                    January 10, 2006              285             131.66
Jon Winkelried                   January 10, 2006            6,015             131.41
W. Thomas York, Jr.              January 10, 2006            4,500             131.45
Neil Z. Auerbach                 January 11, 2006              400             132.00
Stuart N. Bernstein              January 11, 2006              500             133.22
Laura C. Conigliaro              January 11, 2006            7,500             133.45
Michael P. Esposito              January 11, 2006            1,423             132.50
Christopher G. French            January 11, 2006           50,000             133.05
H. John Gilbertson, Jr.          January 11, 2006            2,781             131.75
Jeffrey B. Goldenberg            January 11, 2006            2,500             133.55
HJS2 Limited                     January 11, 2006           10,000             133.00
Anthony D. Lauto                 January 11, 2006           35,000             131.72
John A. Mahoney                  January 11, 2006            3,662             131.45
David J. Mastrocola              January 11, 2006            5,000             133.04
Kathy M. Matsui                  January 11, 2006            1,318             131.45
David B. Philip                  January 11, 2006            1,226             132.94

                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
William M. Roberts               January 11, 2006            3,505             132.59
Lisa M. Shalett                  January 11, 2006              503             132.87
Corrado P. Varoli                January 11, 2006            2,174             132.77
Robert J. Christie               January 12, 2006              500             133.00
Thomas W. Cornacchia             January 12, 2006           15,525             133.02
Matthew H. Cyzer                 January 12, 2006              398             132.63
Matthew H. Cyzer                 January 12, 2006            2,700             132.50
Pierre-Henri Flamand             January 12, 2006            3,000             132.83
James S. Golob                   January 12, 2006              618             132.78
James S. Golob                   January 12, 2006            1,555             132.74
Celeste A. Guth                  January 12, 2006              251             132.79
Stephen P. Hickey                January 12, 2006            4,152             131.51
Josephine Linden                 January 12, 2006            2,500             131.40
Antigone Loudiadis               January 12, 2006            5,000             132.78
Mark E. McGoldrick               January 12, 2006           15,434             132.74
Robert J. Pace                   January 12, 2006            2,002             131.70
David M. Solomon                 January 12, 2006           10,000             132.68
Shahriar Tadjbakhsh              January 12, 2006            3,165             133.00
Eiji Ueda                        January 12, 2006            2,033             132.00
Matthew C. Westerman             January 12, 2006              777             133.19
W. Thomas York, Jr.              January 12, 2006            2,000             133.10
Yoel Zaoui                       January 12, 2006            1,149             132.58
Yoel Zaoui                       January 12, 2006            3,196             132.58
Steven M. Barry                  January 13, 2006              203             133.51
Stuart N. Bernstein              January 13, 2006              500             133.00
Peter S. Kraus                   January 13, 2006            7,348             133.00
Gwen R. Libstag                  January 13, 2006            1,226             132.97
Josephine Linden                 January 13, 2006            2,500             132.02
David J. Mastrocola              January 13, 2006            2,500             133.50
Sharmin Mossavar-Rahmani         January 13, 2006           10,000             132.73
Anthony J. Noto                  January 13, 2006              767             132.76
Shahriar Tadjbakhsh              January 13, 2006            3,166             133.12
Paul M. Young                    January 13, 2006              211             132.77
Driss Ben Brahim                 January 17, 2006              443             131.45
Driss Ben Brahim                 January 17, 2006              716             131.39
Driss Ben Brahim                 January 17, 2006              896             131.66
Driss Ben Brahim                 January 17, 2006            1,657             131.45
Driss Ben Brahim                 January 17, 2006            2,684             131.39
Driss Ben Brahim                 January 17, 2006            4,600             131.67
Stephen D. Daniel                January 17, 2006              457             132.90
Jana Doty                        January 17, 2006              389             132.84
Jeffrey B. Goldenberg            January 17, 2006            5,000             133.00
Philip S. Hylander               January 17, 2006              100             131.60
Philip S. Hylander               January 17, 2006              100             131.61
Philip S. Hylander               January 17, 2006              100             131.65
Philip S. Hylander               January 17, 2006              100             131.70
Philip S. Hylander               January 17, 2006              100             131.73
Philip S. Hylander               January 17, 2006              100             131.75
Philip S. Hylander               January 17, 2006              100             131.80
Philip S. Hylander               January 17, 2006              100             131.81
Philip S. Hylander               January 17, 2006              100             131.85
Philip S. Hylander               January 17, 2006              100             131.86
Philip S. Hylander               January 17, 2006              100             131.93
Philip S. Hylander               January 17, 2006              100             132.07

                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
Philip S. Hylander               January 17, 2006              100             132.17
Philip S. Hylander               January 17, 2006              100             132.22
Philip S. Hylander               January 17, 2006              100             132.23
Philip S. Hylander               January 17, 2006              100             132.25
Philip S. Hylander               January 17, 2006              100             132.43
Philip S. Hylander               January 17, 2006              100             132.49
Philip S. Hylander               January 17, 2006              100             132.51
Philip S. Hylander               January 17, 2006              100             132.53
Philip S. Hylander               January 17, 2006              100             132.61
Philip S. Hylander               January 17, 2006              100             132.65
Philip S. Hylander               January 17, 2006              100             132.67
Philip S. Hylander               January 17, 2006              100             132.68
Philip S. Hylander               January 17, 2006              100             132.75
Philip S. Hylander               January 17, 2006              100             132.77
Philip S. Hylander               January 17, 2006              100             132.80
Philip S. Hylander               January 17, 2006              100             132.83
Philip S. Hylander               January 17, 2006              100             132.88
Philip S. Hylander               January 17, 2006              100             132.93
Philip S. Hylander               January 17, 2006              100             132.95
Philip S. Hylander               January 17, 2006              100             132.98
Philip S. Hylander               January 17, 2006              100             133.08
Philip S. Hylander               January 17, 2006              200             131.74
Philip S. Hylander               January 17, 2006              200             131.82
Philip S. Hylander               January 17, 2006              200             131.87
Philip S. Hylander               January 17, 2006              200             131.89
Philip S. Hylander               January 17, 2006              200             131.96
Philip S. Hylander               January 17, 2006              200             132.59
Philip S. Hylander               January 17, 2006              200             132.90
Philip S. Hylander               January 17, 2006              200             132.94
Philip S. Hylander               January 17, 2006              200             132.96
Philip S. Hylander               January 17, 2006              300             131.84
Philip S. Hylander               January 17, 2006              300             132.85
Philip S. Hylander               January 17, 2006              300             132.91
John W. McMahon                  January 17, 2006            2,000             132.05
Jean Raby                        January 17, 2006              500             131.82
Jean Raby                        January 17, 2006            1,000             130.65
Marcus Schenck                   January 17, 2006              651             130.65
Eiji Ueda                        January 17, 2006              700             130.65
George W. Wellde, Jr.            January 17, 2006           19,679             132.71
William M. Wicker                January 17, 2006            3,287             131.57
Neil Z. Auerbach                 January 18, 2006              343             132.21
Stuart N. Bernstein              January 18, 2006              500             132.25
Stuart N. Bernstein              January 18, 2006              500             132.30
Randolph L. Cowen                January 18, 2006           15,000             131.50
Daniel L. Dees                   January 18, 2006              377             132.20
Isabelle Ealet                   January 18, 2006            1,000             132.06
Isabelle Ealet                   January 18, 2006            1,000             132.19
Isabelle Ealet                   January 18, 2006            1,500             132.40
Stefan Green                     January 18, 2006            6,800             132.16
Adrian M. Jones                  January 18, 2006            2,000             131.31
Johan Leven                      January 18, 2006              493             131.06
Sharmin Mossavar-Rahmani         January 18, 2006           10,000             132.30
Nigel M. O'Sullivan              January 18, 2006              100             132.33
Nigel M. O'Sullivan              January 18, 2006              492             132.34

                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
Jeffrey A. Resnick               January 18, 2006              200             132.50
Jeffrey A. Resnick               January 18, 2006              300             132.50
Jeffrey A. Resnick               January 18, 2006              548             131.75
Paul M. Russo                    January 18, 2006              750             132.18
Katsunori Sago                   January 18, 2006            2,000             131.79
Katsunori Sago                   January 18, 2006            2,000             132.29
Peter C. Aberg                   January 19, 2006            9,500             120.00
Robert J. Christie               January 19, 2006            1,150             134.30
Jane P. Chwick                   January 19, 2006              109             134.53
Christopher A. Cole              January 19, 2006            3,500             130.00
Laura C. Conigliaro              January 19, 2006            3,700             134.50
Frank L. Coulson, Jr.            January 19, 2006            3,410             133.95
John S. Daly                     January 19, 2006            1,000             133.91
Michael G. De Lathauwer          January 19, 2006            2,000             134.51
Salvatore Di Stasi               January 19, 2006            3,469             133.82
Alexander C. Dibelius            January 19, 2006            5,000             133.93
Isabelle Ealet                   January 19, 2006              300             134.01
Isabelle Ealet                   January 19, 2006              400             134.01
Isabelle Ealet                   January 19, 2006              600             134.00
Isabelle Ealet                   January 19, 2006              700             134.00
Isabelle Ealet                   January 19, 2006            1,000             133.94
Robert R. Gheewalla              January 19, 2006              905             133.80
Vishal Gupta                     January 19, 2006            3,596             133.50
Toshinobu Kasai                  January 19, 2006            1,551             132.72
Thomas J. Kenny                  January 19, 2006            1,000             134.21
John A. Mahoney                  January 19, 2006            3,000             134.00
David J. Mastrocola              January 19, 2006            5,000             134.00
Jeffrey M. Moslow                January 19, 2006            2,692             133.77
Charlotte P. Ransom              January 19, 2006            1,855             134.62
Jeffrey A. Resnick               January 19, 2006              500             134.62
Michael D. Ryan                  January 19, 2006            6,497             133.97
Michael D. Ryan                  January 19, 2006           20,000             115.00
Gary B. Schermerhorn             January 19, 2006            1,534             133.16
Howard B. Schiller               January 19, 2006           10,000             133.87
Richard S. Sharp                 January 19, 2006           20,000             134.00
Richard S. Sharp                 January 19, 2006           20,000             134.70
Richard S. Sharp                 January 19, 2006           41,330             133.89
Edward M. Siskind                January 19, 2006            4,100             115.00
Edward M. Siskind                January 19, 2006           10,000             115.00
David M. Solomon                 January 19, 2006            7,286             134.00
Gene T. Sykes                    January 19, 2006           15,000             133.99
Shahriar Tadjbakhsh              January 19, 2006            3,000             134.33
David A. Viniar                  January 19, 2006           20,000             134.60
John S. Weinberg                 January 19, 2006           25,000             134.00
Christopher M. Barter            January 20, 2006              215             133.42
Henry Cornell                    January 20, 2006           17,407             133.00
Isabelle Ealet                   January 20, 2006            1,000             133.90
Pierre-Henri Flamand             January 20, 2006            3,000             133.00
Peter Hollmann                   January 20, 2006              600             132.83
Philip S. Hylander               January 20, 2006              100             132.72
Philip S. Hylander               January 20, 2006              100             133.11
Philip S. Hylander               January 20, 2006              100             133.14
Philip S. Hylander               January 20, 2006              100             133.19
Philip S. Hylander               January 20, 2006              100             133.30

                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
Philip S. Hylander               January 20, 2006              100             133.72
Philip S. Hylander               January 20, 2006              100             133.76
Philip S. Hylander               January 20, 2006              100             133.82
Philip S. Hylander               January 20, 2006              100             133.86
Philip S. Hylander               January 20, 2006              100             133.88
Philip S. Hylander               January 20, 2006              100             134.00
Philip S. Hylander               January 20, 2006              200             133.10
Philip S. Hylander               January 20, 2006            1,500             132.76
Philip S. Hylander               January 20, 2006            1,600             132.80
Philip S. Hylander               January 20, 2006            1,680             132.85
Timothy J. Ingrassia             January 20, 2006           14,400             132.72
Shigeki Kiritani                 January 20, 2006            2,516             132.11
Robert B. Litterman              January 20, 2006            3,110             132.60
Alison J. Mass                   January 20, 2006            4,000             132.64
Andrea Ponti                     January 20, 2006              155             133.26
Andrea Ponti                     January 20, 2006              217             133.17
Jeffrey A. Resnick               January 20, 2006              100             132.06
Jeffrey A. Resnick               January 20, 2006              400             132.05
Paul M. Russo                    January 20, 2006              576             132.99
Esta E. Stecher                  January 20, 2006           60,000             134.00
David M. Weil                    January 20, 2006            2,042             133.89
C. Howard Wietschner             January 20, 2006              165             132.57
Mark F. Dehnert                  February 17, 2006           4,400             135.00
Mark F. Dehnert                  February 17, 2006           4,400             140.00
Christopher A. Cole               March 15, 2006             2,000             148.99
E. Gerald Corrigan                March 15, 2006            15,000             148.05
Frank L. Coulson, Jr.             March 15, 2006            10,000             149.20
Randolph L. Cowen                 March 15, 2006            13,500             148.18
Matthew H. Cyzer                  March 15, 2006             1,500             149.00
Michael G. De Lathauwer           March 15, 2006             2,000             149.00
Christopher G. French             March 15, 2006            26,823             148.16
Justin G. Gmelich                 March 15, 2006             1,523             148.00
Adrian M. Jones                   March 15, 2006             4,000             148.10
Thomas J. Kenny                   March 15, 2006             1,733             148.10
John A. Mahoney                   March 15, 2006             1,872             148.05
Jeffrey A. Resnick                March 15, 2006               100             148.90
Jeffrey A. Resnick                March 15, 2006               100             148.90
Jeffrey A. Resnick                March 15, 2006               300             148.90
Michael D. Ryan                   March 15, 2006             5,000             149.00
Howard B. Schiller                March 15, 2006            10,000             149.01
Michael S. Sherwood               March 15, 2006            87,318             148.32
Roland W. Tegeder                 March 15, 2006             1,000             148.10
Joseph P. DiSabato                March 16, 2006               345             149.13
HJS2 Limited                      March 16, 2006             5,000             149.00
Michael D. Ryan                   March 16, 2006            10,000             148.75
Jeffrey W. Schroeder              March 16, 2006             1,434             149.00
Jeffrey S. Sloan                  March 16, 2006             1,000             148.94
Roland W. Tegeder                 March 16, 2006             1,500             149.00
Frank L. Coulson, Jr.             March 17, 2006            10,000             149.35
John S. Daly                      March 17, 2006             1,500             150.82
Richard A. Friedman               March 17, 2006            50,000             151.12
Stuart M. Rothenberg              March 17, 2006            20,000             150.71
Michael D. Ryan                   March 17, 2006             5,000             150.00
Steve M. Scopellite               March 17, 2006               562             149.75

                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
Jeffrey S. Sloan                  March 17, 2006             1,000             150.00
David M. Solomon                  March 17, 2006            10,000             151.30
Gene T. Sykes                     March 17, 2006            15,000             149.41
George H. Walker                  March 17, 2006            12,500             150.83
Alexander C. Dibelius             March 20, 2006            20,000             149.83
J. Michael Evans                  March 20, 2006           200,000             151.53
Robert Howard                     March 20, 2006               346             151.76
Kevin W. Kennedy                  March 20, 2006            25,000             151.00
Richard S. Sharp                  March 20, 2006           140,758             150.94
Massimo Tononi                    March 20, 2006               200             151.01
Massimo Tononi                    March 20, 2006               200             151.10
Massimo Tononi                    March 20, 2006               200             151.15
Massimo Tononi                    March 20, 2006               300             151.04
Massimo Tononi                    March 20, 2006               400             150.91
Massimo Tononi                    March 20, 2006               500             151.11
Massimo Tononi                    March 20, 2006               600             151.02
Massimo Tononi                    March 20, 2006               600             151.09
Massimo Tononi                    March 20, 2006               900             150.93
Massimo Tononi                    March 20, 2006             1,000             150.85
Massimo Tononi                    March 20, 2006             1,000             150.95
Massimo Tononi                    March 20, 2006             1,000             150.98
Massimo Tononi                    March 20, 2006             1,000             151.03
Massimo Tononi                    March 20, 2006             1,100             150.88
Massimo Tononi                    March 20, 2006             1,200             151.00
Massimo Tononi                    March 20, 2006             1,300             151.14
Massimo Tononi                    March 20, 2006             1,400             151.05
Massimo Tononi                    March 20, 2006             1,498             150.92
Massimo Tononi                    March 20, 2006             1,500             151.07
Massimo Tononi                    March 20, 2006             1,600             150.87
Massimo Tononi                    March 20, 2006             1,800             150.96
Massimo Tononi                    March 20, 2006             1,800             151.08
Massimo Tononi                    March 20, 2006             3,700             151.13
Massimo Tononi                    March 20, 2006             5,600             150.97
Massimo Tononi                    March 20, 2006             7,100             150.94
Massimo Tononi                    March 20, 2006             9,500             150.90
Massimo Tononi                    March 20, 2006            10,500             150.80
John J. Vaske                     March 20, 2006               962             151.79

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
Remy Klammers                    January 10, 2006               50             131.83
Harvey M. Schwartz               January 10, 2006            1,733             130.05
Matthew C. Westerman             January 12, 2006                1             133.12
John A. Mahoney                  January 18, 2006              270             131.73
Stephen S. Trevor                January 18, 2006              612             132.54
Yoel Zaoui                       January 18, 2006            2,809             132.44
Yoel Zaoui                       January 18, 2006            3,617             132.44
Stacy Bash-Polley                January 19, 2006            1,324             134.48
Juan A. Del Rivero               January 19, 2006              394             133.70
Yusuf A. Aliredha                January 20, 2006            1,978             132.97
Neil Z. Auerbach                 January 20, 2006            1,136             133.01

                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
Vishal Gupta                     January 20, 2006            1,098             132.63
Mark E. McGoldrick               January 20, 2006            6,011             131.45
Paolo Zannoni                    January 20, 2006               15             133.48
Paolo Zannoni                    January 20, 2006              512             133.48
Neil Z. Auerbach                  March 15, 2006               280             148.15
John J. Lauto                     March 15, 2006               176             148.10
John A. Mahoney                   March 15, 2006             1,358             148.98
J. Ronald Morgan III              March 15, 2006               264             148.38
Michael A. Troy                   March 15, 2006             2,721             148.36
Neil Z. Auerbach                  March 16, 2006               224             148.40
David B. Philip                   March 16, 2006               417             147.81
Neil Z. Auerbach                  March 17, 2006               341             150.41
Michael P. Esposito               March 20, 2006             1,137             150.97
Robert R. Gheewalla               March 20, 2006               162             151.50
John J. Lauto                     March 20, 2006                60             149.83

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:


                                                           NUMBER OF          PRICE PER
COVERED PERSON                      TRADE DATE               SHARES          SHARE (IN $)
--------------                      ----------               ------          ------------
Jon A. Woodruff                  January 11, 2006              344             132.61
J. Michael Sanders               January 11, 2006            2,216             132.95
Ryan D. Limaye                   January 18, 2006              311             131.06
Laura C. Conigliaro              February 1, 2006            1,765             141.73
E. Gerald Corrigan                March 15, 2006             2,850             148.22
E. Gerald Corrigan                March 15, 2006             2,850             148.38

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                             STRIKE   SALES      NUMBER     NUMBER
                                                 NUMBER OF   PRICE    PRICE    OF SHARES   OF SHARES
      COVERED PERSON          DATE OF EXERCISE    OPTIONS    (IN $)   (IN $)     SOLD      RETAINED
---------------------------   ----------------   ---------   ------   ------   ---------   ---------
Charles W.A. Bott             January 10, 2006      20,000    53.00   131.68      20,000           0
Richard M. Campbell-Breeden   January 10, 2006       9,549    53.00   131.50       9,549           0
Edward K. Eisler              January 10, 2006      50,000    78.87   131.50      50,000           0
Maykin Ho                     January 10, 2006       8,276    53.00   131.83       8,276           0
George N. Mattson             January 10, 2006       3,000    53.00   132.50       3,000           0
George N. Mattson             January 10, 2006       3,000    53.00   131.50       3,000           0
Ivan Ross                     January 10, 2006       2,832    53.00   131.50       2,832           0
Pablo J. Salame               January 10, 2006         489    82.88   131.91         489           0
Pablo J. Salame               January 10, 2006       3,150    78.87   131.48           0       3,150(6)
Pablo J. Salame               January 10, 2006      10,000    78.87   131.90      10,000           0
Pablo J. Salame               January 10, 2006      10,000    78.87   132.20      10,000           0
Greg W. Tebbe                 January 10, 2006       5,000    91.61   131.86       5,000           0
Greg W. Tebbe                 January 10, 2006      10,891    91.61   131.98      10,891           0
Eiji Ueda                     January 10, 2006      15,984    78.87   130.40      15,984           0

----------
6     This transaction was a cash-for-stock exercise, not a cashless exercise.

                                                             STRIKE   SALES      NUMBER     NUMBER
                                                 NUMBER OF   PRICE    PRICE    OF SHARES   OF SHARES
      COVERED PERSON          DATE OF EXERCISE    OPTIONS    (IN $)   (IN $)     SOLD      RETAINED
---------------------------   ----------------   ---------   ------   ------   ---------   ---------
Elisha Wiesel                 January 10, 2006       7,872    78.87   130.25       7,872           0
Elisha Wiesel                 January 10, 2006       8,148    91.61   130.25       8,148           0
Paolo Zannoni                 January 10, 2006       3,245    78.87   130.05       3,245           0
Paolo Zannoni                 January 10, 2006       4,288    78.87   130.05       4,288           0
Paolo Zannoni                 January 10, 2006       4,362    82.88   130.05       4,362           0
Paolo Zannoni                 January 10, 2006       5,334    82.88   130.25       5,334           0
Paolo Zannoni                 January 10, 2006       9,113    91.61   130.25       9,113           0
Paolo Zannoni                 January 10, 2006      11,131    91.61   130.25      11,131           0
Anthony H. Carpet             January 11, 2006       2,946    78.87   131.75       2,293         653
Anthony H. Carpet             January 11, 2006       9,696    82.88   131.74       7,686       2,010
Gordon E. Dyal                January 11, 2006      27,573    78.87   131.66      27,573           0
Gordon E. Dyal                January 11, 2006      81,225    91.61   131.66      81,225           0
John A. Mahoney               January 11, 2006       4,613    78.87   131.66       4,613           0
George N. Mattson             January 11, 2006       4,094    53.00   133.50       4,094           0
Kevin A. Quinn                January 11, 2006      14,768    53.00   132.57      14,768           0
Katsunori Sago                January 11, 2006       7,000    78.87   132.99       7,000           0
Richard G. Sherlund           January 11, 2006       6,000    78.87   132.56       4,592       1,408
Richard G. Sherlund           January 11, 2006      17,712    78.87   132.51      17,712           0
Ravi M. Singh                 January 11, 2006      10,000    53.00   132.86      10,000           0
Jon A. Woodruff               January 11, 2006      10,000    53.00   131.66      10,000           0
Edward K. Eisler              January 12, 2006      15,000    78.87   133.00      15,000           0
Pierre-Henri Flamand          January 12, 2006      31,437    78.87   132.12      23,994       7,443
Celeste A. Guth               January 13, 2006       5,000    53.00   133.23       5,000           0
Anthony J. Noto               January 13, 2006      14,694    82.88   132.81      14,694           0
Anthony J. Noto               January 13, 2006      17,916    78.87   132.78      17,916           0
Pablo J. Salame               January 13, 2006      10,000    78.87   133.26      10,000           0
Gary B. Schermerhorn          January 13, 2006       4,740    82.88   133.05       4,740           0
Gary B. Schermerhorn          January 13, 2006      10,914    78.87   133.01      10,914           0
Yusuf A. Aliredha             January 17, 2006       2,033    82.88   131.14       2,033           0
Yusuf A. Aliredha             January 17, 2006       4,795    82.88   131.24       4,795           0
Yusuf A. Aliredha             January 17, 2006       7,475    78.87   131.24       7,475           0
Yusuf A. Aliredha             January 17, 2006      14,305    78.87   131.17      14,305           0
Charles G.R. Manby            January 17, 2006      30,000    53.00   130.65      30,000           0
Daniel L. Dees                January 18, 2006       3,525    78.87   132.10       3,525           0
Toshinobu Kasai               January 18, 2006      11,253    78.87   131.08      11,253           0
Carsten Kengeter              January 18, 2006       1,082    82.88   131.06       1,082           0
Carsten Kengeter              January 18, 2006      16,860    91.61   131.08      16,860           0
Josephine Linden              January 18, 2006       7,833    53.00   132.06       7,833           0
Marcus Schenck                January 18, 2006       4,000    53.00   132.24       4,000           0
Stephen S. Trevor             January 18, 2006       2,463    78.87   132.49       2,463           0
Stephen S. Trevor             January 18, 2006      11,172    91.61   132.39      11,172           0
Yoel Zaoui                    January 18, 2006       8,261    78.87   131.08       8,261           0
Yoel Zaoui                    January 18, 2006      11,587    78.87   131.08      11,587           0
Yoel Zaoui                    January 18, 2006      15,816    82.88   131.08      15,816           0
Yoel Zaoui                    January 18, 2006      18,183    82.88   131.08      18,183           0
Yoel Zaoui                    January 18, 2006      22,667    91.61   131.08      22,667           0
Yoel Zaoui                    January 18, 2006      30,587    91.61   131.08      30,587           0
Stacy Bash-Polley             January 19, 2006       7,300    91.61   134.25       7,300           0
Stacy Bash-Polley             January 19, 2006      18,264    78.87   134.28      18,264           0
Stuart N. Bernstein           January 19, 2006       2,000    53.00   134.00       2,000           0

                                                             STRIKE   SALES      NUMBER     NUMBER
                                                 NUMBER OF   PRICE    PRICE    OF SHARES   OF SHARES
      COVERED PERSON          DATE OF EXERCISE    OPTIONS    (IN $)   (IN $)     SOLD      RETAINED
---------------------------   ----------------   ---------   ------   ------   ---------   ---------
Stuart N. Bernstein           January 19, 2006       2,000    53.00   134.61       2,000           0
Stuart N. Bernstein           January 19, 2006       2,000    53.00   133.89       2,000           0
Craig W. Broderick            January 19, 2006      12,263    53.00   133.80      12,263           0
Edward K. Eisler              January 19, 2006      15,173    78.87   133.33      15,173           0
Vishal Gupta                  January 19, 2006         246    82.88   133.50         246           0
Vishal Gupta                  January 19, 2006       5,124    91.61   133.50       5,124           0
Vishal Gupta                  January 19, 2006      14,295    78.87   133.50      14,295           0
Ryan D. Limaye                January 19, 2006       9,515    53.00   134.54       9,515           0
Audrey A. McNiff              January 19, 2006       5,000    53.00   134.54       5,000           0
David C. Ryan                 January 19, 2006      11,875    53.00   132.72      11,875           0
Katsunori Sago                January 19, 2006       6,573    78.87   133.99       6,573           0
Katsunori Sago                January 19, 2006       8,000    91.61   134.69       8,000           0
Pablo J. Salame               January 19, 2006      10,000    78.87   133.90      10,000           0
Pablo J. Salame               January 19, 2006      12,431    78.87   134.48      12,431           0
Neil Z. Auerbach              January 20, 2006      19,074    78.87   133.30      19,074           0
Christopher M. Barter         January 20, 2006       2,262    78.87   132.73       2,262           0
Christopher M. Barter         January 20, 2006       2,475    82.88   132.86       2,475           0
Christopher M. Barter         January 20, 2006       5,271    78.87   132.86       5,271           0
Christopher M. Barter         January 20, 2006       5,916    82.88   132.86       5,916           0
James R. Garvey               January 20, 2006         972    82.88   132.11         972           0
James R. Garvey               January 20, 2006       1,680    82.88   132.11       1,680           0
James R. Garvey               January 20, 2006       2,355    91.61   132.11       2,355           0
James R. Garvey               January 20, 2006       2,947    78.87   132.11       2,947           0
James R. Garvey               January 20, 2006       4,432    91.61   132.11       4,432           0
James R. Garvey               January 20, 2006       6,278    78.87   132.11       6,278           0
Timothy M. Kingston           January 20, 2006       5,000    53.00   132.11       5,000           0
Mark E. McGoldrick            January 20, 2006      29,869    78.87   131.38      29,869           0
Mark E. McGoldrick            January 20, 2006      74,000    78.87   131.35      74,000           0
Jeffrey M. Moslow             January 20, 2006       5,000    53.00   133.45       5,000           0
Andrea Ponti                  January 20, 2006      38,317    53.00   133.47      38,317           0
John J. Rafter                January 20, 2006       5,300    53.00   133.01       5,300           0
John J. Rafter                January 20, 2006       6,313    53.00   133.01       6,313           0
John J. Rafter                January 20, 2006       8,387    53.00   133.07       8,387           0
Marcus Schenck                January 20, 2006       4,000    53.00   132.11       4,000           0
Ravi Sinha                    January 20, 2006      23,139    53.00   132.11      23,139           0
Neil Z. Auerbach               March 15, 2006        5,000    91.61   147.96       5,000           0
Stuart N. Bernstein            March 15, 2006        2,000    53.00   148.10       2,000           0
Stuart N. Bernstein            March 15, 2006        4,600    53.00   148.19       4,600           0
Charles W.A. Bott              March 15, 2006       23,330    53.00   148.19      23,330           0
Matthew H. Cyzer               March 15, 2006          397    78.87   148.10         397           0
Suzanne O. Donohoe             March 15, 2006        4,218    82.88   148.10       4,218           0
Suzanne O. Donohoe             March 15, 2006       15,204    91.61   148.19      15,204           0
Suzanne O. Donohoe             March 15, 2006       15,984    78.87   148.19      15,984           0
Suzanne O. Donohoe             March 15, 2006       33,153    53.00   148.19      33,153           0
Jana Doty                      March 15, 2006       18,230    53.00   148.60      18,230           0
Christopher G. French          March 15, 2006       19,848    78.87   148.49      19,848           0
Christopher G. French          March 15, 2006       33,999    82.88   147.74      25,207       8,792
Christopher G. French          March 15, 2006       56,362    91.61   148.50      43,669      12,693
Gary T. Giglio                 March 15, 2006       11,496    53.00   148.19      11,496           0

                                                             STRIKE   SALES      NUMBER     NUMBER
                                                 NUMBER OF   PRICE    PRICE    OF SHARES   OF SHARES
      COVERED PERSON          DATE OF EXERCISE    OPTIONS    (IN $)   (IN $)     SOLD      RETAINED
---------------------------   ----------------   ---------   ------   ------   ---------   ---------
James S. Golob                 March 15, 2006       12,000    53.00   148.81      12,000           0
David J. Greenwald             March 15, 2006        9,046    53.00   148.19       9,046           0
A. John Hass                   March 15, 2006       37,500    53.00   148.19      37,500           0
Bruce A. Heyman                March 15, 2006       10,000    53.00   148.19      10,000           0
John J. Lauto                  March 15, 2006        2,706    78.87   148.10       2,706           0
George C. Lee                  March 15, 2006        2,463    78.87   148.10       2,463           0
George C. Lee                  March 15, 2006        4,899    91.61   148.19       4,899           0
John A. Mahoney                March 15, 2006        4,612    78.87   149.10       4,612           0
John A. Mahoney                March 15, 2006        7,347    82.88   148.68       7,347           0
John A. Mahoney                March 15, 2006       10,122    91.61   148.87      10,122           0
J. Ronald Morgan III           March 15, 2006        3,381    78.87   148.10       3,381           0
J. Ronald Morgan III           March 15, 2006        4,074    91.61   148.10       4,074           0
J. Ronald Morgan III           March 15, 2006        4,479    82.88   148.10       4,479           0
Jeffrey P. Nedelman            March 15, 2006        5,262    82.88   148.10       5,262           0
Jonathan S. Sobel              March 15, 2006       18,700    78.87   149.21      14,107       4,593
Jonathan S. Sobel              March 15, 2006       51,368    78.87   149.09      51,368           0
Michael A. Troy                March 15, 2006       19,848    78.87   148.13      19,848           0
Michael A. Troy                March 15, 2006       24,275    91.61   148.15      24,275           0
Jon A. Woodruff                March 15, 2006        2,463    78.87   148.10       2,463           0
W. Thomas York, Jr.            March 15, 2006        5,000    53.00   148.31       5,000           0
Neil Z. Auerbach               March 16, 2006        2,000    91.61   147.67       2,000           0
Neil Z. Auerbach               March 16, 2006        2,000    91.61   149.00       2,000           0
Joseph P. DiSabato             March 16, 2006        2,463    78.87   149.00       2,463           0
Joseph P. DiSabato             March 16, 2006       16,305    82.88   149.00      16,305           0
Justin G. Gmelich              March 16, 2006        7,151    53.00   149.00       7,151           0
James S. Golob                 March 16, 2006        5,000    53.00   147.68       5,000           0
Robert C. Jones                March 16, 2006        2,500    78.87   149.11       2,500           0
Robert C. Jones                March 16, 2006        2,500    78.87   149.10       2,500           0
Robert C. Jones                March 16, 2006        3,000    78.87   149.05       3,000           0
Robert C. Jones                March 16, 2006        3,000    78.87   148.94       3,000           0
Robert C. Jones                March 16, 2006        4,500    78.87   147.74       4,500           0
Robert C. Jones                March 16, 2006        4,500    78.87   147.74       4,500           0
Robert C. Jones                March 16, 2006       11,437    78.87   149.11      11,437           0
Audrey A. McNiff               March 16, 2006        2,000    53.00   149.01       2,000           0
David B. Philip                March 16, 2006        6,828    82.88   147.84       6,828           0
Ivan Ross                      March 16, 2006        1,045    82.88   148.00       1,045           0
Jeffrey W. Schroeder           March 16, 2006       17,916    78.87   149.00      17,916           0
Ravi M. Singh                  March 16, 2006       11,784    82.88   149.07      11,784           0
Neil Z. Auerbach               March 17, 2006        2,000    91.61   149.50       2,000           0
Neil Z. Auerbach               March 17, 2006        2,000    91.61   149.95       2,000           0
Neil Z. Auerbach               March 17, 2006        2,204    91.61   151.03       2,204           0
Jana Doty                      March 17, 2006       13,381    53.00   150.95      13,381           0
Gary T. Giglio                 March 17, 2006       10,000    53.00   150.00      10,000           0
James S. Golob                 March 17, 2006        5,000    53.00   150.89       5,000           0
Douglas C. Grip                March 17, 2006      121,418    53.00   150.00     121,418           0
Robert C. Jones                March 17, 2006        3,000    82.88   149.50       3,000           0
Robert C. Jones                March 17, 2006        3,000    82.88   149.49       3,000           0
Robert C. Jones                March 17, 2006        3,000    91.61   149.96       2,325         675
Robert C. Jones                March 17, 2006        3,500    91.61   149.80       2,713         787
Robert C. Jones                March 17, 2006        3,696    82.88   149.40       3,696           0
Robert C. Jones                March 17, 2006        3,696    91.61   149.78       2,865         831
Robert C. Jones                March 17, 2006        4,000    91.61   149.69       3,101         899

                                                             STRIKE   SALES      NUMBER     NUMBER
                                                 NUMBER OF   PRICE    PRICE    OF SHARES   OF SHARES
      COVERED PERSON          DATE OF EXERCISE    OPTIONS    (IN $)   (IN $)     SOLD      RETAINED
---------------------------   ----------------   ---------   ------   ------   ---------   ---------
John J. Lauto                  March 17, 2006        1,000    82.88   151.43       1,000           0
Ryan D. Limaye                 March 17, 2006       13,086    82.88   150.48      13,086           0
Audrey A. McNiff               March 17, 2006        2,000    53.00   150.00       2,000           0
Audrey A. McNiff               March 17, 2006        2,000    53.00   151.00       2,000           0
Ivan Ross                      March 17, 2006        1,500    82.88   150.58       1,500           0
J. Michael Sanders             March 17, 2006       10,000    78.87   148.25      10,000           0
Steve M. Scopellite            March 17, 2006       17,250    53.00   149.75      17,250           0
Ravi M. Singh                  March 17, 2006        7,715    91.61   151.05       7,715           0
Matthew C. Westerman           March 17, 2006        1,284    82.88   150.60       1,284           0
Matthew C. Westerman           March 17, 2006        2,220    82.88   150.72       1,632         588
Matthew C. Westerman           March 17, 2006        5,265    78.87   150.57       5,265           0
Jon A. Woodruff                March 17, 2006        7,089    82.88   148.25       7,089           0
W. Thomas York, Jr.            March 17, 2006        5,000    53.00   149.64       5,000           0
W. Thomas York, Jr.            March 17, 2006        5,000    53.00   150.00       5,000           0
Dorothee Blessing              March 20, 2006        4,740    82.88   149.83       4,740           0
Richard J. Bronks              March 20, 2006       39,969    82.88   151.38      39,969           0
Richard J. Bronks              March 20, 2006       55,581    78.87   151.51      55,581           0
Michael L. Dweck               March 20, 2006        4,500    53.00   152.00       4,500           0
Michael P. Esposito            March 20, 2006        8,652    82.88   151.47       8,652           0
Michael P. Esposito            March 20, 2006        9,225    78.87   150.96       9,225           0
Stephen C. Fitzgerald          March 20, 2006       40,998    53.00   149.83      40,998           0
Robert R. Gheewalla            March 20, 2006        2,500    82.88   151.39       2,500           0
Robert Howard                  March 20, 2006        1,785    82.88   151.79       1,785           0
Robert Howard                  March 20, 2006        4,032    91.61   151.68       3,138         894
Robert Howard                  March 20, 2006        9,225    78.87   151.69       9,225           0
Audrey A. McNiff               March 20, 2006        2,000    53.00   152.00       2,000           0
Ivan Ross                      March 20, 2006          750    82.88   151.50         750           0
Todd A. Williams               March 20, 2006       10,000    53.00   151.65      10,000           0
Jon A. Woodruff                March 20, 2006        7,140    91.61   151.65       7,140           0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

COVERED PERSON                TRANSFER DATE        NUMBER OF SHARES
--------------                -------------        ----------------
Daniel L. Sparks             January 11, 2006              200
David B. Heller              January 19, 2006           10,800
Ravi Sinha                   January 19, 2006               80
Linnea K. Conrad             January 20, 2006              800
Kevin W. Kennedy             January 20, 2006            6,000
Linnea K. Conrad             January 23, 2006               20
Duncan L. Niederauer         January 24, 2006              650
Duncan L. Niederauer         January 25, 2006              200
Duncan L. Niederauer         February 6, 2006               50
David J. Greenwald             March 15, 2006              150
Greg W. Tebbe                  March 15, 2006              768
Kevin W. Kennedy               March 16, 2006            8,000
C. Howard Wietschner           March 20, 2006              100

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                       CALL WRITTEN                STRIKE
                          OR PUT       NUMBER OF    PRICE
   COVERED PERSON       PURCHASED        SHARES     (IN $)     MATURITY DATE    TRANSACTION DATE
-------------------    -------------   ---------   -------   ----------------   -----------------
Milton R. Berlinski    Call Written      17,400      145       July 22, 2006    January 19, 2006
Stuart N. Bernstein    Call Written       3,000      130      April 22, 2006     January 6, 2006
Stuart N. Bernstein    Call Written       2,000      125      April 22, 2006     January 6, 2006
Stuart N. Bernstein    Call Written       2,000      135      April 22, 2006     January 6, 2006
Stuart N. Bernstein    Call Written       2,000      145       July 22, 2006    January 18, 2006
Stuart N. Bernstein    Call Written       1,000      140       July 22, 2006    January 18, 2006
Stuart N. Bernstein    Call Written       3,000      150       July 22, 2006    January 19, 2006
Christopher A. Cole    Call Written      10,000      140      April 22, 2006    November 24, 2005
Christopher A. Cole    Call Written      15,000      150     January 20, 2007   January 13, 2006
Christopher A. Cole    Call Written      15,000      150       July 22, 2006    January 19, 2006
John S. Daly           Call Written       1,500      135       July 22, 2006    January 18, 2006
John S. Daly           Call Written       1,500      140       July 22, 2006    January 18, 2006
John S. Daly           Call Written       1,500      145       July 22, 2006    January 18, 2006
Timothy J. O'Neill     Call Written      25,000      150     January 20, 2007   January 20, 2006
Timothy J. O'Neill     Put Written       25,000      120     January 20, 2007   January 20, 2006
Michael D. Ryan        Call Written      25,000      135     January 20, 2007   January 19, 2006
Michael D. Ryan        Call Written      10,000      140       July 22, 2006    January 20, 2006
Michael D. Ryan        Call Written      10,000      135      April 22, 2006    January 20, 2006
Jeffrey S. Sloan       Call Written       2,800      135      April 22, 2006    November 24, 2005

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2006



                                    By:         /s/ Beverly L. O'Toole
                                             ------------------------------
                                    Name:    Beverly L. O'Toole
                                    Title:   Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                          Description
-------                          -----------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No.
          005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December
          10, 1999 (incorporated by reference to Exhibit H to Amendment No.
          1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
          005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
          13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Supplemental Registration Rights Instrument, dated as of June 19,
          2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
          005-56295)).

   F.     Power of Attorney (incorporated by reference to Exhibit X to
          Amendment No. 14 to the Initial Schedule 13D, filed March 29,
          2001 (File No. 005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of December
          21, 2000 (incorporated by reference to Exhibit AA to Amendment
          No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File
          No. 005-56295)).

   H.     Supplemental Registration Rights Instrument, dated as of December
          21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

   I.     Supplemental Registration Rights Instrument, dated as of December
          20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

   J.     Form of Written Consent Relating to Sale and Purchase of Common
          Stock (incorporated by reference to Exhibit FF to Amendment No.
          35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
          005-56295)).

   K.     Supplemental Registration Rights Instrument, dated as of December
          19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

   L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed
          June 22, 2004 (File No. 005-56295)).